UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

American Electric Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

025576 109

(CUSIP Number)

J. Casey Crenshaw

1655 Louisiana Street

Beaumont, Texas 77701

409-833-2665

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 025576 109

(1)	Names of Reporting Persons JCH Crenshaw Holdings, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 3,273,094 (1)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 3,273,094 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,273,094 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 27.44% (1)

(14)	Type of Reporting Person (See Instructions) OO

        (1) Includes (i) 735,705 shares of common stock (“Common Stock”), par value $0.001 of American Electric Technologies, Inc. (the “Company”) currently held by JCH Crenshaw Holdings, LLC (“JCH”), and (ii) 2,537,389 shares of Common Stock issuable upon (x) conversion of the Series A Preferred Stock, par value $0.001 per share, currently held by JCH and purchased pursuant to the Securities Purchase Agreement by and between the Company and JCH dated as of April 13, 2012 (the “Securities Purchase Agreement”) at $5.00 per share and repriced pursuant to the repricing agreement by and between the Company and JCH dated as of August 1, 2017 (the “Repricing Agreement”), at $2.26 per share (the “Series A Preferred Stock”), (y) exercise of the eight-year warrants currently held by JCH and purchased pursuant to the Securities Purchase Agreement and the Warrant to Purchase Shares of Common Stock, dated May 2, 2012, at an exercise price of $6.00 per share and repriced pursuant to the Repricing Agreement at an exercise price of $2.72 per share (the “Series A Warrants”) and (z) exercise of the eight-year warrants currently held by JCH and purchased pursuant to the Securities Purchase Agreement and the Warrant to Purchase Shares of Common Stock, dated May 2, 2012, at an exercise price of $7.00 per share and repriced pursuant to the Repricing Agreement at an exercise price of $3.17 per share (the “Series B Warrants” and together with the Series A Warrants, the “Warrants”).

        (2) Calculated based upon 11,928,703 shares of Common Stock deemed to be outstanding, which includes (i) 9,304,829 shares of Common Stock issued and outstanding as of March 7, 2019, as reported in the Company’s Amendment No. 1 to Annual Report on Form 10-K/A for the year ended December 31, 2018, filed with the Securities and Exchange Commission on April 30, 2019 (the “2018 Form 10-K/A”), (ii) 2,537,389 shares of Common Stock issuable upon (x) conversion of the Series A Preferred Stock, (y) exercise of the Series A Warrants and (z) exercise of the Series B Warrants, and (iii) 86,485 shares of Common Stock issued as the Series A Preferred Stock Dividend for quarter ended March 31, 2019.

CUSIP No. 025576 109

(1)	Names of Reporting Persons J. Casey Crenshaw

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 3,273,094 (1)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 3,273,094 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,273,094 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 27.44% (1)

(14)	Type of Reporting Person (See Instructions) IN

(1) Includes (i) 735,705 shares of Common Stock currently held by JCH and (ii) 2,537,389 shares of Common Stock issuable upon (x) conversion of the Series A Preferred Stock currently held by JCH, (y) exercise of the Series A Warrants currently held by JCH and (z) exercise of the Series B Warrants currently held by JCH.  J. Casey Crenshaw (“Mr. Crenshaw”) may be deemed to share voting and dispositive power over the securities held by JCH; thus, he may also be deemed to be the beneficial owner of these securities (See Item 5). Mr. Crenshaw disclaims any beneficial ownership of the securities owned by JCH in excess of his pecuniary interest in such securities.

        (2) Calculated based upon 11,928,703 shares of Common Stock deemed to be outstanding, which includes (i) 9,304,829 shares of Common Stock issued and outstanding as of March 7, 2019, as reported in the Company’s 2018 Form 10-K/A, (ii) 2,537,389 shares of Common Stock issuable upon (x) conversion of the Series A Preferred Stock, (y) exercise of the Series A Warrants and (z) exercise of the Series B Warrants, and (iii) 86,485 shares of Common Stock issued as the Series A Preferred Stock Dividend for quarter ended March 31, 2019.

This Amendment No. 9 to the Statement on Schedule 13D (this “Amendment No. 9”) is being filed with respect to the common stock, par value $0.001 per share (the “Common Stock”), of American Electric Technologies, Inc., a Florida corporation (the “Company”), to amend and supplement the Statement on Schedule 13D filed by JCH Crenshaw Holdings, LLC, a Texas limited liability company (“JCH”), and J. Casey Crenshaw, a citizen of the State of Texas of the United States of America (“Mr. Crenshaw” and, together with JCH, the “Reporting Persons”) on May 14, 2012 (the “Original Schedule 13D”), as previously amended by Amendment No. 1 to the Original Schedule 13D filed on June 12, 2017 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed on August 4, 2017 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed on July 27, 2018 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D filed on August 7, 2018 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D filed on August 21, 2018 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D filed on November 11, 2018 (“Amendment No. 6”), Amendment No. 7 to the Original Schedule 13D filed on December 18, 2018 (“Amendment No. 7”), and Amendment No. 8 to the Original Schedule 13D filed on December 28, 2018 (“Amendment No. 8” and, collectively with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, and Amendment No. 7, the “Schedule 13D”), as specifically set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.  Except as set forth below, all previous Items are unchanged.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

Amendment No. 1 to Share Exchange Agreement

On December 17, 2018, the Company entered into a Share Exchange Agreement with JCH, LNG Investment Company, LLC, a Texas limited liability company (“Holdings”), AEGIS NG LLC, a Texas limited liability company (“AEGIS”), Stabilis Energy, LLC, a Texas limited liability company (“Stabilis”), PEG Partners, LLC, a Delaware limited liability company (“PEG”), and Prometheus Energy Group, Inc., a Delaware corporation (“Prometheus”) relating to a business combination transaction (the “Transaction”). Each of the Company, JCH, Holdings, AEGIS, Stabilis, PEG and Prometheus is individually referred to herein as a “Party” and, collectively, the “Parties”. On May 8, 2019, the Parties entered into Amendment No. 1 (the “Amendment”) to the Share Exchange Agreement (as amended, the “Share Exchange Agreement”). The Amendment (i) increased the percentage of the issued and outstanding shares of the Common Stock which Holdings and AEGIS will receive in consideration of the Transaction from 89% to 90% of the outstanding shares of the Common Stock upon completion of the Transaction; (ii) provided that Stabilis will reimburse the Company for up to $650,000 of the Company’s fees and expenses of counsel, investment bankers and accountants in connection with the Share Exchange Agreement and the Transaction; (iii) provided that the Company will adhere to an agreed-upon budget until the closing or termination of the Share Exchange Agreement; and (iv) extended the date on or after which the Share Exchange Agreement may be terminated if the closing of the Transaction has not occurred from June 30, 2019 to September

30, 2019, subject to certain exceptions. The Amendment also made certain other clarifying changes.

The foregoing description of the Amendment and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the full text of the Amendment, a copy of which is filed as Exhibit B to this Amendment No. 9 and is incorporated by reference in its entirety into this Item 4.

Item 5. Interest in Securities of the Issuer

The information in Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)-(b) The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (on the basis of a total 9,304,829 shares of Common Stock issued and outstanding as of March 7, 2019, as reported in the Company’s Amendment No. 1 to Annual Report on Form 10-K/A for the year ended December 31, 2018, filed with the Securities and Exchange Commission on April 30, 2019 (the “2018 Form 10-K/A”)), is as follows:

The following table describes the number of shares of Common Stock, including the shares of Common Stock issuable upon conversion of the Series A Preferred Stock, the exercise of the Warrants and the receipt of the Series A Preferred Stock Dividend, and the percent of outstanding Common Stock, beneficially owned by the Reporting Persons. All percentages are calculated on the basis of a total of 11,928,703 shares of Common Stock deemed to be outstanding, which includes (i) 9,304,829 shares of Common Stock issued and outstanding as of March 7, 2019, as reported in the Company’s 2018 Form 10-K/A, (ii) 2,537,389 shares of Common Stock issuable upon (x) conversion of the Series A Preferred Stock, (y) exercise of the Series A Warrants and (z) exercise of the Series B Warrants, and (iii) 86,485 shares of Common Stock issued as the Series A Preferred Stock Dividend for quarter ended March 31, 2019.

	Common Stock		Series A Preferred Stock (on as converted basis)		Warrants		Percent of
Name:	Sole:	Shared:	Sole:	Shared:	Sole:	Shared:	Class (1)
JCH Crenshaw Holdings, LLC	0	735,705	0	2,212,389	0	325,000	27.44%
J. Casey Crenshaw	0	735,705	0	2,212,389	0	325,000	27.44%

(1) In accordance with SEC regulations under Section 13(d) of the Act, the percent shown in this column for each Reporting Person represents the number of shares of Common Stock beneficially owned by the Reporting Person plus the securities the Reporting Person has a right to acquire within 60 days plus the derivative securities exercisable within 60 days (on an as converted basis) owned by such Reporting Person divided by the number of shares outstanding plus the securities the Reporting Person has a right to acquire within 60 days plus the number of derivative securities (on an as converted basis) beneficially owned by such Reporting Person.

Mr. Crenshaw may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by JCH by virtue of being the sole managing member of JCH pursuant to JCH’s limited liability company agreement. Mr. Crenshaw disclaims beneficial ownership of the reported securities held by JCH except to the extent of his pecuniary interest therein, and this Amendment No. 6 shall not be deemed an admission that Mr. Crenshaw is the beneficial owner of the reported securities held by JCH for purposes of Section 16 or for any other purpose.

(c)          Except as set forth below, there have been no reportable transactions with respect to the Common Stock by the Reporting Persons during the past 60 days.

Identity of Reporting Person Effecting Transaction:	Date of Transaction:	Amount of Securities Involved:	Average Price Per Share:	Type of Transaction:	Where and How Transaction Effected:
JCH Crenshaw Holdings, LLC	4/22/2019	86,485	$0	Acquisition	Dividend on Series A Convertible Preferred Stock in the form of Common Stock

(d)      Except as otherwise described herein, and to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock deemed to be beneficially owned by them.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following:

Exhibit A:

Share Exchange Agreement, dated as of December 17, 2018, by and among American Electric Technologies, Inc., LNG Investment Company, LLC, AEGIS NG LLC, Stabilis Energy, LLC, PEG Partners, LLC, Prometheus Energy Group, Inc. and JCH Crenshaw Holdings, LLC (incorporated by reference to exhibit 2.1 to Current Report on Form 8-K, filed by the Company on December 24, 2018).

Exhibit B:

Amendment No. 1 to Share Exchange Agreement, dated as of May 8, 2019, by and among American Electric Technologies, Inc., LNG Investment Company, LLC, AEGIS NG LLC, Stabilis Energy, LLC, PEG Partners, LLC, Prometheus Energy Group, Inc. and JCH Crenshaw Holdings, LLC (incorporated by reference to exhibit 2.1 to Current Report on Form 8-K, filed by the Company on May 9, 2019).

Exhibit C*:	Joint Filing Agreement.

* Filed herewith

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 13, 2019	JCH CRENSHAW HOLDINGS, LLC

	By:	/s/ J. Casey Crenshaw
	Name:	J. Casey Crenshaw
	Title:	President

/s/ J. Casey Crenshaw
J. Casey Crenshaw

Exhibit Index

Exhibit A:

Share Exchange Agreement, dated as of December 17, 2018, by and among American Electric Technologies, Inc., LNG Investment Company, LLC, AEGIS NG LLC, Stabilis Energy, LLC, PEG Partners, LLC, Prometheus Energy Group, Inc. and JCH Crenshaw Holdings, LLC (incorporated by reference to exhibit 2.1 to Current Report on Form 8-K, filed by the Company on December 24, 2018).

Exhibit B:

Amendment No. 1 to Share Exchange Agreement, dated as of May 8, 2019, by and among American Electric Technologies, Inc., LNG Investment Company, LLC, AEGIS NG LLC, Stabilis Energy, LLC, PEG Partners, LLC, Prometheus Energy Group, Inc. and JCH Crenshaw Holdings, LLC (incorporated by reference to exhibit 2.1 to Current Report on Form 8-K, filed by the Company on May 9, 2019).

Exhibit C*:	Joint Filing Agreement.

*Filed herewith